Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX OBTAINS REQUIRED CONSENTS

TO AMEND ITS CREDIT AGREEMENT

MONTERREY, MEXICO, MARCH 7, 2016– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that, in line with CEMEX’s current initiatives of enhancing financial flexibility and reducing risk, it has obtained the required consents to amend its facilities agreement dated September 29, 2014, as amended and restated (the “Credit Agreement”), in order to delay the scheduled tightening in its consolidated financial leverage and coverage ratio limits by one year. The formalization of the amendment is subject to customary conditions and is expected to be finalized in the following days. Pursuant to the amendment, the leverage ratio covenant in the Credit Agreement will remain at 6.0 times until and including March 31, 2017 and will gradually decline to 4.0 times by June 30, 2020, and the margin grid in the Credit Agreement will be modified such that if the consolidated leverage ratio is greater than 5.50 times in the reference periods ending on December 31, 2016, March 31, 2017, June 30, 2017 and September 30, 2017, the applicable margin will be 425 bps instead of 400 bps. All other levels in the margin grid remain unchanged.

In addition, the Credit Agreement will be amended to allow CEMEX the right, subject to meeting local requirements in the Philippines, to sell a minority stake in a subsidiary that directly and indirectly mainly owns CEMEX’s cement manufacturing assets in the Philippines.

“The amendment underscores the recognition given to CEMEX’s business and financial strategy by its core banks,” said Jose Antonio Gonzalez, CEMEX’s Chief Financial Officer. “We are pleased by their continued support and we remain committed to our stated targets of enhancing free cash flow, asset disposals and debt reduction, which should contribute to our objective of receiving an investment grade credit rating.”

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, the non-formalization of the amendments to the Credit Agreement, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.